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100 F Street, N.E.

Washington, D.C. 20549

Attn:	Myra Moosariparambil

Craig Arakawa

Anuja Majmudar

Daniel Morris

Re:	Phoenix Energy One, LLC

Amendment No. 3 to Registration Statement on Form S-1

Submitted on March 28, 2025

File No. 333-282862

To Whom It May Concern:

On behalf of our client, Phoenix Energy One, LLC (the “Company”), and pursuant to the applicable provisions of the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder, we are submitting this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated May 2, 2025 (the “Comment Letter”) with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed by the Company on April 25, 2025. We submitted an initial supplemental letter on May 6, 2025 via EDGAR in advance of our public filing of Amendment No. 4 (“Amendment No. 4”) to the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”), which letter included proposed revised disclosure to be included in Amendment No. 4 to address the Staff’s comments. We are now submitting a second supplemental letter via EDGAR in advance of our public filing of Amendment No. 4 to the above-mentioned Registration Statement, containing certain proposed revised disclosure to be included in Amendment No. 4 to address comment 1 and comment 4 of the Comment Letter and our supplemental discussion with the Staff on May 6, 2025.

The numbered paragraphs in bold italics below set forth the comments of the Staff in the Comment Letter and are followed by the Company’s responses, which include a reference to the relevant schedule to this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3.

May 8, 2025

Registration Statement on Form S-1

Mandatory Redemption, Page 11

1.

We note your response to prior comment 4. However, your disclosure remains unclear as to what your reference to “applicable subordination provisions” means. In addition, please reconcile your statement in the first sentence of the second paragraph that redemption requests “will” be processed in the order they are received with your revised disclosure in the next sentence that you “intend” to process redemption requests in the order received and “do not intend” to prioritize requests.

Response: The Company acknowledges the Staff’s comment and our supplemental discussion with the Staff on May 6, 2025, and advises the Staff that it proposes to make the revisions to the Registration Statement as set forth in Schedule I to this letter.

Elements of Our Executive Compensation Program, page 111

4.

We note your response to prior comment 10. Specifically, we note revisions to provide additional information related to the compensation arrangements for Mr. Ferrari, Mr. Allen, and Ms. Wilson. Please further revise as follows:

•

Please clarify, if true, that the twice monthly amounts payable to Mr. Ferrari, Mr. Allen, and Ms. Wilson in 2024 were calculated based on the assumption that the company would meet the revenue target set by LJC. Also, please state, if true, that Mr. Ferrari, Mr. Allen, and Ms. Wilson received the full variable compensation

May 8, 2025

amounts (i.e., $3,1350,000, $1,567,500, and $399,000, respectively), even though Phoenix did not meet its gross revenue target of $285 million upon which variable compensation was contingent under the 2024 employee agreements. In this regard, since you did not meet the applicable revenue target, please reconcile your disclosure under Base Compensation on page 111 that the employees were entitled to these payments.

•

You describe the $3,000,000 payment to Adam Ferrari in January 2025 as an advance which will, in turn, reduce the amount of subsequent payments due from Phoenix to LJC. Please confirm, if true, that the advance was paid in January. Also, given that your twice monthly payments to Mr. Ferrari, Mr. Allen, and Ms. Wilson in 2024 appear to have been advances on 2024 compensation, and given that you will continue to make twice monthly advances to Mr. Allen and Ms. Wilson in 2025, please explain your rationale for modifying Mr. Ferrari’s compensation arrangement in 2025 to provide for a large lump sum advance to him in January, rather than continuing to make pro rata incremental payments throughout the course of the year.

•

Please disclose your process for recovering payments in the event your performance falls short of the revenue target, including whether any compensation amounts are placed in escrow prior to the true-up in December. Provide similar disclosure for your 2025 compensation plan.

•

We note that you have revised to disclose a revenue target for 2024 of $285 million. However, the employee agreements with Mr. Ferrari, Mr. Allen, and Ms. Wilson appear to refer to multiple revenue targets. Please advise.

Response: The Company acknowledges the Staff’s comment and our supplemental discussion with the Staff on May 6, 2025, and advises the Staff that it proposes to make the revisions to the Registration Statement as set forth in Schedule IV to this letter. In addition, the Company will file updated employment agreement for each of Mr. Ferrari, Mr. Allen and Ms. Wilson to clarify the terms of the variable compensation.

* * * *

May 8, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051, or to my colleague, Christopher Clark, by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Sincerely,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Adam Ferrari, Chief Executive Officer, Phoenix Energy One, LLC

Lindsey Wilson, Chief Business Officer, Phoenix Energy One, LLC

Curtis Allen, Chief Financial Officer, Phoenix Energy One, LLC

David Wheeler, Chief Legal Officer, Phoenix Energy One, LLC

Christopher J. Clark, Latham & Watkins LLP

Michele M. Anderson, Latham & Watkins LLP

SCHEDULE I

(Attached)

reserves, respectively, and that we will need to raise approximately $658.9 million in additional capital through the end of 2028 to fund such development. Although we expect our cash flows from operations to be sufficient to service cash interest and principal payment obligations under our debt for the foreseeable future, there can be no assurance as to the sufficiency of our cash flows for that purpose, and we do not expect such cash flows alone to be adequate to fund both our debt service obligations and the development of our reserves. Therefore, we expect to require additional capital to fund our growth and may require additional liquidity to service our debt. As a result, we may use the proceeds of additional debt, including the Notes offered hereby, to make interest and principal payments on our existing debt. See “Risk Factors—Risks Related to Our Business and Operations—The acquisition and development of our properties, directly or through our third-party E&P operators, will require substantial capital, and we and our third-party E&P operators may be unable to obtain needed capital or financing on satisfactory terms or at all, including as a result of increases in the cost of capital resulting from Federal Reserve policies in the past few years and otherwise,” “Risk Factors—Risks Related to Our Indebtedness—Despite our current level of indebtedness, we will still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above,” “Risk Factors—Risks Related to Our Indebtedness—We may not be able to generate sufficient cash to service all of our existing and future indebtedness, including the Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful,” “Risk Factors—Risks Related to the Notes and this Offering—We may invest or spend the proceeds of this offering in ways with which you may not agree,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We may redeem any Note, in whole or in part, at any time, at a redemption price equal to the then-outstanding principal amount thereof, plus accrued and unpaid interest, to, but excluding, the date of redemption. We may also purchase Notes, in whole or in part, at any time, through open-market or privately negotiated transactions with noteholders or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices, as well as with such consideration, as we may determine.

~~A~~Subject to the provisions described in “Description of Notes—Subordination,” a holder may require us, at any time and from time to time prior to maturity, to redeem its Notes at a price equal to 95% of the aggregate principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of redemption, subject to certain exceptions and to an annual cap on all such redemptions of 10% of the aggregate principal amount of all Notes issued and then outstanding (the “10% Limit”). The principal amount of any Notes requested for redemption by, and redeemed from, our manager, executive officers, or their respective family members during any calendar year will not be included in calculating the 10% Limit with respect to any other holders for such calendar year; however, such redemptions will be included in calculating the 10% Limit with respect to our manager, executive officers, and their respective family members. Noteholders will not otherwise have the right to require us to redeem any Notes. If we are prohibited by law or contract (including the terms of our indebtedness) from redeeming Notes, or the 10.0% Limit limits a holder’s ability to have its Notes redeemed, the holder may have to hold its Notes to maturity. Our ability to redeem Notes may also be limited by our then-existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required purchases. See “Risk Factors—Risks Related to the Notes and this Offering—Holders of Notes will have a limited right to require us to redeem their Notes, and we may not be able to repurchase such Notes when requested” and “Description of Notes—Mandatory Redemption; Repurchase at the Option of the Holders.”

The Notes will be issued only in registered form in minimum denominations of $1,000, and the initial minimum investment amount per holder will be $5,000 (the “Minimum Purchase Amount”). From time to time, we may, however, accept investments of less than the Minimum Purchase Amount or increase or decrease the Minimum Purchase Amount. There is no aggregate minimum purchase amount of Notes we are seeking to offer. We have the right to reject any investment, in whole or in part, for any reason.

The Notes will be a new issue of securities for which there is currently no established public trading market or trading platform. The Notes will not be listed on any securities exchange or automated quotation system. Notes will be transferable by a holder only with our prior written consent, which we may provide at our sole discretion and determine on an ad hoc basis. Accordingly, there can be no assurance as to the development of a trading platform, or the development or liquidity of any market, for the Notes, or that you will be able to transfer your Notes. Therefore, you must be prepared to hold your Notes to maturity. See “Risk Factors—Risks Related to the Notes and this Offering—Notes may only be transferred with our consent. There is no established trading market for the Notes and an active trading market for the Notes is not expected to develop” and “Description of Notes—Transfer.”

We are a wholly owned subsidiary of Phoenix Equity Holdings, LLC, a Delaware limited liability company (“Phoenix Equity”). Phoenix Equity is our sole member and, as such, directs our business and operations, including appointment and compensation of our officers. Lion of Judah Capital, LLC, a Delaware limited liability company (“LJC”), controls Phoenix Equity and, therefore, indirectly has control over our management. Furthermore, Adam Ferrari, our Chief Executive Officer, is the manager of Phoenix Equity. Daniel Ferrari and Charlene Ferrari each own 50% of the voting membership interests in, and are the managers of, LJC. Adam Ferrari, our Chief Executive Officer and the son of Daniel and Charlene Ferrari, owns 100% of the economic interests in LJC, but has no voting or managerial interest in LJC.

We are offering the Notes directly, without an underwriter or placement agent, and on a continuous basis. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust, or similar account. The Notes will be offered to prospective investors on a commercially reasonable efforts basis by Dalmore Group, LLC (“Dalmore Group” or, in its capacity as our with the Reg D Bonds, the “Reg D/Reg A Bonds”). The Reg D/Reg A Bonds that are not Subordinated Reg D Bonds (the “Senior Reg D/Reg A Bonds”) will constitute Senior Debt and will be contractually senior to the Notes. The Subordinated Reg D Bonds are contractually subordinated to the Senior Reg D/Reg A Bonds and will be contractually subordinated to the Notes.

See “Prospectus Summary—Company Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness” for more information regarding our outstanding debt for borrowed money. See “Risk Factors—Risks Related to the Notes and this Offering—Your right to receive payment under the Notes is contractually subordinated to Senior Debt,” “Risk Factors—Risks Related to the Notes and this Offering—The Notes are the Issuer’s obligations alone, and will be structurally subordinated to all obligations of the Issuer’s existing and future subsidiaries,” and “Description of Notes—Ranking.”

Further Issuances	The Indenture will not limit the amount of other indebtedness that we or our subsidiaries may incur. Such indebtedness may be secured indebtedness, be Senior Debt, or otherwise rank senior to the Notes. We reserve the right, from time to time and without the consent of any holders of the Notes, to re-open any series of the Notes on terms identical in all respects to the outstanding Notes of such series (except for the date of issuance, the date interest begins to accrue, and, in certain circumstances, the first interest payment date), so that such additional Notes will be consolidated with, form a single series with, and increase the aggregate principal amount of the Notes of such series. See “Risk Factors—Risks Related to the Notes and this Offering.”

Optional Redemption	The Notes will be redeemable at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the principal amount of such Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of the redemption. See “Description of Notes—Optional Redemption.”

Mandatory Redemption	~~A~~Subject to the provisions described in “Description of Notes—Subordination,” a holder may require us, at any time and from time to time prior to maturity, to redeem its Notes at a price equal to 95% of the aggregate principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of redemption, subject to certain exceptions and to an annual cap on all such redemptions of 10% of the aggregate principal amount of all Notes issued and then outstanding, subject to certain limitations. Each tranche of Reg D/Reg A Bonds (except the 2020 506(b) Bonds and the 2020 506(c) Bonds, which do not have a mandatory redemption right) and Adamantium Securities has a similar mandatory redemption right, and amounts redeemed under such debt will not count towards the 10% Limit under the Notes. Furthermore, the principal amount of any Notes requested for redemption by, and redeemed from, our manager, executive officers, or their respective family members during any calendar year will not be included in calculating the 10% Limit with respect to any other holders for such calendar year; however, such redemptions will be included in calculating the 10% Limit with respect to our manager, executive officers, and their respective family members. We may not, however, be able to pay you the required price for Notes you present to us at the time of a mandatory redemption because:

•  we may not have enough funds at that time; or

•  the terms of our indebtedness may prevent us from making such payment.

Redemption requests for the Notes will be processed in the order they are received by the Issuer without regard to date of issuance, maturity date, interest payment method, or interest rates of the Notes for which redemption has been requested. ~~Subject to applicable subordination provisions that may prohibit us from repurchasing subordinated debt (including~~ Except as set out in the preceding sentence with respect to redemption requests for the Notes~~)~~ relative to other redemption requests for the Notes, we intend to process redemption requests for any holder of our debt securities, regardless of which tranche of debt such holder holds, in the order in which such request is received, and do not intend to prioritize redemption requests under the Reg D/Reg A Bonds or the Adamantium Securities over redemption requests under the Notes, or vice versa; however, we are not obligated to do so and may, in the future, determine to honor redemption requests as among the tranches of our debt securities under different criteria, whether prioritizing near-term maturities, higher interest rates, specific interest payment methods, or otherwise. Any such determination will be made in our sole discretion. As a result, redemption requests for the Notes may receive lower priority as compared to redemption requests for our other debt securities. See “Risk Factors—Risks Related to the Notes and this Offering—Your right to receive payment under the Notes is contractually subordinated to Senior Debt” and “Risk Factors—Risks Related to the Notes and this Offering—Holders of Notes will have a limited right to require us to redeem their notes, and we may not be able to repurchase such Notes when requested.”

We will not otherwise be required to make any mandatory redemption or sinking fund payments with respect to the Notes. We will also not be required to offer to purchase any Notes with the proceeds of asset sales, in the event of a change of control, or otherwise. See “Risk Factors—Risks Related to the Notes and this Offering” and “Description of Notes—Mandatory Redemption; Repurchase at the Option of the Holders.”

Covenants	We will issue the Notes under the Indenture, which will contain a covenant limiting our ability to sell all or substantially all of our assets or merge or consolidate with or into other companies. This covenant is subject to a number of important limitations and exceptions, and in many circumstances may not significantly restrict our or our subsidiaries’ ability to take the actions described above. For more details, see “Description of Notes—Covenants.”
The terms of the Notes and the Indenture do not otherwise contain financial maintenance covenants or covenants that limit the ability of the Issuer or any of its subsidiaries or affiliates to take actions that may negatively impact your investment, such as incurring indebtedness; paying dividends or making other distributions in respect of, or repurchasing or redeeming, capital stock; prepaying, redeeming, or repurchasing indebtedness; issuing preferred stock or similar equity securities; making loans and investments; selling or otherwise disposing of assets; incurring liens; entering into transactions with affiliates; or entering into agreements restricting subsidiaries’ ability to pay dividends. See “Risk Factors—Risks Related to the Notes and this Offering.”

Events of Default	Under certain circumstances set forth in the Indenture, in connection with an “Event of Default” (as defined below), our obligations under the Notes may be or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Notes.

The terms of the Indenture and the Notes will not necessarily restrict our ability to take actions that may impair our ability to pay interest on and principal of the Notes.

Although the Indenture will include covenants that will restrict us from taking certain actions, the terms of these covenants will include important exceptions that you should review carefully before investing in the Notes. Among other things, the Indenture will not require us or any of our subsidiaries to maintain any financial ratios, maintain a sinking fund, or repurchase debt securities in the event of a change of control or asset sale, and will not limit our or our subsidiaries’ ability to incur indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock, prepay, redeem, or repurchase indebtedness, issue preferred stock or similar equity securities, make loans and investments, sell or otherwise dispose of assets, incur liens, enter into transactions with affiliates, or enter into agreements restricting subsidiaries’ ability to pay dividends. Such actions may adversely affect our ability to perform our obligations under the Indenture and the Notes and could intensify the related risks that we face.

You will not have the benefit of an independent review of the terms of the Notes, the prospectus, or our company as would customarily be performed in underwritten securities offerings.

In a traditional underwritten securities offering, investment banks acting as underwriters or placement agents undertake a due diligence exercise with the issuer, including business, financial, legal, and accounting analysis, and review the prospectus for material misstatements or omissions. The investment banks in an underwritten securities offering also assist with structuring the terms of the securities, including pricing, and engaging with investors.

We are offering the Notes without an underwriter or placement agent. Therefore, you will not have the benefit of an independent review of the terms of the Notes, the prospectus, or our company. Accordingly, you should consult your own investment, tax, financial, and other professional advisors prior to deciding whether to invest in the Notes.

We may redeem your Notes at our option, which may adversely affect your return.

As described under “Description of Notes—Optional Redemption,” we have the right to redeem the Notes in whole or in part at any time at a redemption price of 100.0% of the principal amount being redeemed, plus accrued and unpaid interest. We may choose to exercise these redemption rights when prevailing interest rates are relatively low. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the Notes.

Holders of Notes will have a limited right to require us to redeem their Notes, and we may not be able to repurchase such Notes when requested.

~~A~~Subject to the provisions described in “Description of Notes—Subordination,” a holder may require us, at any time and from time to time prior to maturity, to redeem its Notes at a price equal to 95% of the aggregate principal amount of such Notes plus accrued and unpaid interest to, but excluding, the date of redemption, subject to certain exceptions and to the 10% Limit. Redemption requests for the Notes will be processed in the order they are received by the Issuer without regard to date of issuance, maturity date, interest payment method, or interest rates of the Notes for which redemption has been requested.

The terms of the Adamantium Securities, the Reg A Bonds, the Subordinated Reg D Bonds, and the July 2022 506(c) Bonds contain mandatory redemption provisions providing the holders thereof with the ability to request redemption of their bonds at any time prior to maturity at a price equal to 100% (with respect to the Adamantium Secured Note), 90% (with respect to the July 2022 506(c) Bonds), or 95% (with respect to the Adamantium Bonds, the Reg A Bonds, and the Subordinated Reg D Bonds) of the principal amount being redeemed. The amount of such redemption is limited (i) on an annual basis to 10% of the aggregate principal amount of Adamantium Bonds, Reg A Bonds, or Subordinated Reg D Bonds, as applicable, then issued and outstanding and (ii) $5.0 million in aggregate principal amount of the Adamantium Secured Note in any 12-month period. No amounts redeemed under such debt will count towards the 10% Limit under the Notes. ~~Subject~~Redemption requests for the Notes will be processed in the order they are received by the Issuer without regard to ~~applicable subordination provisions that may prohibit us from repurchasing subordinated debt (including~~date of issuance, maturity date, interest payment method, or interest rates of the Notes~~)~~ for which redemption has been requested. Except as set out in the preceding sentence with respect to redemption requests for the Notes relative to other redemption requests for the Notes, we intend to process redemption requests for any holder of our debt securities, regardless of which tranche of debt such holder holds, in the order in which such request is received, and do not intend to prioritize redemption requests under the Reg D/Reg A Bonds or Adamantium Securities over redemption requests under the Notes, or visa versa; however, we are not obligated to do so and may, in the future, determine to honor redemption requests as among the tranches of our debt securities under different criteria, whether prioritizing near term maturities, higher interest rates, specific interest payment methods, or otherwise. Any such determination will be made in our sole discretion. As a result, redemption requests for the Notes may receive lower priority as compared to redemption requests for our other debt securities. See “—Your right to receive payment under the Notes is contractually subordinated to Senior Debt” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Our affiliates are not prohibited from owning the Notes or our other indebtedness and may, from time to time, have their Notes or other indebtedness redeemed by us in accordance with the terms of the applicable indebtedness or otherwise. The principal amount of any Notes requested for redemption by, and redeemed from, our manager, executive officers, or their respective family members (an “executive redemption request”) during any calendar year will not be included in calculating the 10% Limit with respect to a redemption request made by any other holder (a “non-executive redemption request”) for such calendar year; however, such redemptions will be included in calculating the 10% Limit with respect to an executive redemption request. As a result, in no circumstance will an executive redemption request decrease the 10% Limit with respect to a non-executive redemption request, but a non-executive redemption request will decrease the 10% Limit with respect to an executive redemption request. For example, if the 10% Limit at the time of a redemption request is $10.0 million, and an executive redemption request is made for $7.5 million aggregate principal amount of Notes and such Notes are redeemed by the Issuer, the 10% Limit remains at $10.0 million for any non-executive redemption requests; however, the 10% Limit for a subsequent executive redemption request would become $2.5 million. Conversely, if the 10% Limit at the time of a redemption request is $10.0 million, and a non-executive redemption request is made for $7.5 million aggregate principal amount of Notes and such Notes are redeemed by the Issuer, the 10% Limit for a subsequent redemption request, whether an executive redemption request or a non-executive redemption request, would become $2.5 million. Therefore, we may be required to purchase up to 20% of the then-outstanding Notes pursuant to the 10% Limit in any calendar year to the extent that executive redemption requests made prior to any non-executive redemption request reach the 10% Limit in such calendar year and subsequent non-executive redemption requests also reach the 10% Limit in such calendar year.

The source of funds for any purchase of the Notes would be our available cash or cash generated from our operations or other sources, including borrowings, sales of assets, or sales of equity. We may not be able to repurchase the Notes upon a redemption request because we may not have sufficient financial resources to purchase all of the Notes requested for redemption. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Notes may be limited or prohibited by contract or by law. In order to retain funds sufficient to satisfy redemption requests we may have to avoid taking certain actions that would otherwise be beneficial to us.

We will not otherwise be required to redeem the Notes at the request of any holder, whether upon a change of control, in connection with an asset sale or casualty event, at the holder’s option, or otherwise. As a result, holders should expect to hold their Notes until maturity. Although we will pay a fixed rate of interest on the Notes, holders may have to forego opportunities to apply the amounts invested in the Notes in other ways, including in a more lucrative investment.

Notes may only be transferred with our consent. There is no established trading market for the Notes and an active trading market for the Notes is not expected to develop.

The Notes will be a new issue of securities with no established trading market or trading platform. Notes will be transferable by a holder only with our prior written consent, which we may provide at our sole discretion and determine on an ad hoc basis. See “Description of Notes—Transfer.” We do not intend to apply to list the Notes on any securities exchange or over-the-counter market, or to arrange for quotation on any automated dealer quotation system, and we do not expect an active trading market for the Notes to develop.

Even if we permit transfers and obtain a listing or quotation in the future, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. If a trading market were to develop, future trading prices of the Notes may be volatile and will depend on many factors, including:

•	the number of holders of Notes;

•	prevailing interest rates;

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market for them; and

•	the market for similar securities.

As a result, an active trading market may not develop for the Notes. If no trading platform is established, or an active trading market does not develop or is not maintained, the market price and liquidity of the Notes would be adversely affected. In that case, you may not be able to sell your Notes at a particular time, at a favorable price, or at all. Therefore, you must be prepared to hold your Notes to maturity and should not purchase Notes unless you understand, and know you can bear, all of the investment risks involving the Notes.

Any redemption of the Notes may, at the Issuer’s discretion, be subject to one or more conditions precedent. The redemption date of any redemption that is subject to satisfaction of one or more conditions precedent may, in the Issuer’s discretion, be delayed until such time as any or all such conditions shall be satisfied (or waived by the Issuer in its sole discretion), or such redemption may not occur and any notice with respect to such redemption may be modified or rescinded in the event that any or all such conditions shall not have been satisfied (or waived by the Issuer in its sole discretion) by the redemption date, or by the redemption date so delayed (which may exceed 60 days from the date of the redemption notice in such case). In addition, such notice of redemption may be extended, if such conditions precedent have not been satisfied or waived by the Issuer, by providing notice to the holders.

The Issuer or its Affiliates may at any time and from time to time purchase Notes. Any such purchases may be made through open-market or privately negotiated transactions with third parties or pursuant to one or more tender or exchange offers or otherwise, upon such terms and at such prices, as well as with such consideration, as the Issuer or any such Affiliates may determine.

Mandatory Redemption; Repurchase at the Option of the Holders

Subject to the provisions described above under “—Subordination,” each holder of a Note may request, in whole at any time and in part from time to time, by written notice to the Issuer, that the Issuer redeem such holder’s Notes at a redemption price equal to 95.0% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption; provided that the Issuer will not be required to redeem any Notes at any time when the Issuer or any of its Subsidiaries or Affiliates is prohibited by law or contract from doing so; provided further that the Issuer will not be required to redeem Notes in an amount that exceeds, in any calendar year, 10.0% of the aggregate principal amount of the Notes issued and outstanding as of the first day of the calendar quarter in which such request is made (the “10% Limit”). Each tranche of Reg D/Reg A Bonds (except the 2020 506(b) Bonds and the 2020 506(c) Bonds, which do not have a mandatory redemption right) and Adamantium Securities have similar mandatory redemption rights, and amounts redeemed under such debt will not count towards the 10% Limit under the Notes. Furthermore, the principal amount of any Notes requested for redemption by, and redeemed from, our manager, executive officers, or their respective family members (an “executive redemption request”) during any calendar year will not be included in calculating the 10% Limit with respect to any other holder (a “non-executive redemption request”) for such calendar year; however, such redemptions will be included in calculating the 10% Limit with respect to an executive redemption request. As a result, in no circumstance will an executive redemption request decrease the 10% Limit with respect to a non-executive redemption request, but a non-executive redemption request will decrease the 10% Limit with respect to an executive redemption request. For example, if the 10% Limit at the time of a redemption request is $10.0 million, and an executive redemption request is made for $7.5 million aggregate principal amount of Notes and such Notes are redeemed by the Issuer, the 10% Limit remains at $10.0 million for any non-executive redemption requests; however, the 10% Limit for a subsequent executive redemption request would become $2.5 million. Conversely, if the 10% Limit at the time of a redemption request is $10.0 million, and a non-executive redemption request is made for $7.5 million aggregate principal amount of Notes and such Notes are redeemed by the Issuer, the 10% Limit for a subsequent redemption request, whether an executive redemption request or a non-executive redemption request, would become $2.5 million. Therefore, we may be required to purchase up to 20% of the then-outstanding Notes pursuant to the 10% Limit in any calendar year to the extent that executive redemption requests made prior to any non-executive redemption request reach the 10% Limit in such calendar year and subsequent non-executive redemption requests also reach the 10% Limit in such calendar year.

If required by the foregoing or otherwise permitted by the Issuer, in its sole discretion, the Issuer will redeem such Notes on a date to be determined by the Issuer that is no earlier than one and no later than 120 days from the date the Issuer receives written notice from the holder.

If the Issuer is prohibited by law or contract (including the terms of our indebtedness) from redeeming Notes, or the 10.0% Limit limits a holder’s ability to have its Notes redeemed, the holder may have to hold its Notes to maturity. Redemption requests for the Notes will be processed in the order they are received by the Issuer without regard to date of issuance, maturity date, interest payment method, or interest rates of the Notes for which redemption has been requested. ~~Subject to applicable subordination provisions that may prohibit us from repurchasing subordinated debt (including~~Except as set out in the preceding sentence with respect to redemption requests for the Notes~~)~~ relative to other redemption requests for the Notes, we intend to process redemption requests for any holder of our debt securities, regardless of which tranche of debt such holder holds, in the order in which such request is received, and do not intend to, prioritize redemption requests under the Reg D/Reg A Bonds or Adamantium Securities over redemption requests under the Notes, and vice versa; however, we are not obligated to do so and may, in the future, determine to honor redemption requests as among the tranches of our debt securities under different criteria, whether prioritizing near-term maturities, higher interest rates, specific interest payment methods, or otherwise. Any such determination will be made in our sole discretion. As a result, redemption requests for the Notes may receive lower priority as compared to redemption requests for our other debt securities. The Issuer’s ability to redeem Notes may also be limited by the Issuer’s then-existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required purchases.

The Issuer will not otherwise be required to make any mandatory redemption or sinking fund payments with respect to the Notes. The Issuer will also not be required to offer to purchase any Notes with the proceeds of asset sales, in the event of a change of control, or otherwise. See “Risk Factors—Risks Related to the Notes and this Offering—Your right to receive payment under the Notes is

SCHEDULE IV

(Attached)

Messrs. Ferrari and Curtis Allen and Ms. Wilson are entitled to receive ~~a~~ variable revenue-based compensation tied to revenue targets of our company set by LJC, in lieu of a base salary. ~~For 2024, LJC set a gross revenue target of $285 million, and our gross revenue for the year was $281 million. The increase in the compensation for Messrs. Ferrari and Curtis Allen for 2024 was determined by LJC based on our significant growth year over year, as evidenced by the fact that our gross revenue more than doubled from 2023 to 2024, and our projected continued growth and overall performance and based on an analysis of the compensation of executive officers of similarly sized companies within our industry. During 2024, Messrs. Ferrari and Curtis Allen and Ms. Wilson were entitled to 1.10%, 0.55%, and 0.14% of our company’s gross revenue, respectively. Payments were made twice monthly throughout 2024 and were trued-up on December 15, 2024, using annual gross revenue estimates prepared from the books and records of our company as of such date.~~ LJC may exercise discretion in determining variable compensation for the named executive officers, and may also approve additional variable or other compensation for the named executive officers as it determines in its discretion, in each case, taking into consideration such factors as LJC determines are appropriate.

The following table sets forth the base compensation ~~salaries~~ of our named executive officers for 2024:

Named Executive Officer	2024 Annual Base Compensation
Adam Ferrari	$3,135,000	(1)
Curtis Allen	$1,567,500	(1)
Sean Goodnight	$455,000	(2)
Brandon Allen	$300,000	(2)
Lindsey Wilson	$399,000	(1)

(1)	Represents variable revenue-based compensation. ~~Represents equity draw based on a percentage of company revenue, as described above.~~
(2)	Represents annual base salary.

The increase in the compensation for Messrs. Ferrari and Curtis Allen for 2024 was determined by LJC based on our significant growth year over year, as evidenced by the fact that our gross revenue more than doubled from 2023 to 2024, our overall operational performance, and an analysis of the compensation of executive officers of similarly sized companies within our industry.

For 2024, variable revenue-based compensation for Messrs. Ferrari and Curtis Allen and Ms. Wilson was tied to a gross revenue target of $285 million set by LJC. No other revenue targets were used to determine the named executive officers’ 2024 variable revenue-based compensation. Messrs. Ferrari and Curtis Allen and Ms. Wilson were entitled to 1.10%, 0.55%, and 0.14% of our 2024 gross revenue, respectively, upon achievement of the gross revenue target. Payments were made twice monthly throughout 2024 based on the assumed achievement of our revenue target with a final true-up payment at year end.

Our actual gross revenue for 2024 was $281 million. LJC determined in its discretion that our gross revenue of $281 million for the year substantially satisfied the gross revenue target of $285 million, and Messrs. Ferrari and Curtis Allen and Ms. Wilson accordingly received their full variable compensation amounts (i.e., $3,135,000, $1,567,500, and $399,000, respectively), even though we did not meet our gross revenue target of $285 million upon which variable compensation was contingent under the named executive officers’ 2024 employee agreements.

LJC may exercise similar discretion in the future with respect to the variable compensation and may determine to pay full variable compensation amounts even where our gross revenue falls short of a stated target.

We have not implemented formal agreements, policies, or other arrangements or mechanisms to facilitate recovery of variable revenue-based compensation paid to the named executive officers in the event actual revenue differs from an estimated or assumed level used to calculate the variable revenue-based compensation payments made to our named executive officers throughout the year or otherwise falls below an applicable revenue target. The appropriateness and manner of seeking any such recovery would be within LJC’s and (except as to his own compensation) Mr. Ferrari’s discretion, taking into account any factors that they determine are appropriate, including that, as discussed elsewhere in this compensation discussion and analysis, all compensation paid to Messrs. Ferrari and Curtis Allen and Ms. Wilson is a draw against, and will reduce, future distributions payable to the member with respect to such member’s membership interest in Phoenix Equity (or, for Mr. Ferrari, payable to LJC with respect to LJC’s interest in Phoenix Equity). LJC and, for the named executive officers other than himself, Mr. Ferrari, have broad discretion to approve the compensation of our named executive officers on an annual basis and from time to time, and could account for such an event in a number of ways, including, for example, by updating the assumed level of revenue upon which semi-monthly payments are made during a year, or, to the extent any such difference is not reflected in the final true up payment for a given year, considering any overage amount when setting assumed revenue amounts, revenue sharing percentages, or annual discretionary bonuses for future years.

Bonuses

Our chief executive officer, in consultation with LJC, determined that each of Messrs. Goodnight and Brandon Allen should be eligible to earn discretionary bonuses as part of each such named executive officer’s 2024 compensation package based on each such named executive officer’s individual performance and the performance of our company.

Mr. Goodnight’s bonus earned for 2024 was $205,000 and will be payable in March 2025. Mr. Goodnight received a discretionary additional bonus in the amount of $95,000 in December 2024. Mr. Brandon Allen’s bonus earned for 2024 was $225,000 and will be payable in March 2025.

While Ms. Wilson is not expressly entitled to a bonus as part of her 2024 compensation package, our chief executive officer may determine in his discretion to grant her a bonus based on her individual performance and the performance of our company. During 2024, Ms. Wilson received aggregate bonus payments in the amount of $32,000.

Commissions

During 2024, Mr. Goodnight was eligible to receive sales commissions based on a percentage of the adjusted purchase price of mineral interests and interests in oil and gas properties that he is directly responsible for our company acquiring in connection with our operations. Pursuant to the terms of the Commission Agreement by and between Mr. Goodnight and us, effective as of January 16, 2024 (the “Goodnight Commission Agreement”), Mr. Goodnight was eligible to earn a commission of 3.5% for closed mineral deals and 3% for closed lease deals during 2024. No such commissions were earned during 2024.

Equity Compensation

We view equity-based compensation as a critical component of our total compensation program. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interests of executives with those of our members and investors. We do not currently have any formal policy for determining the number of equity-based awards to grant to named executive officers, but all named executive officers, along with all employees of our company, are eligible for awards under our 2024 Long-Term Incentive Plan.

Each of Mr. Curtis Allen, Mr. Goodnight, and Ms. Wilson was previously granted equity compensation in the form of profits interests in our company, which were exchanged for profits interests in Phoenix Equity effective as of October 18, 2024. The profits interests were designed to align the interests of our named executive officers with the interests of other members of Phoenix Equity and its affiliates and represented interests in the future profits in Phoenix Equity. The profits interests were fully vested at grant, subject to certain repurchase rights in the event of the death or incapacity of the profits interest holder.

Employment Arrangements

In November 2023, we entered into an employment letter agreement with Mr. Ferrari that provides that he will be paid approximately $29,167 per month and be eligible to receive company benefits. We entered into a revised employee agreement with Mr. Ferrari, effective January 1, 2024, that provides that he will receive variable compensation based on a percentage of our revenues, ~~contingent upon our achievement of revenue targets set by LJC,~~ and that he is eligible to participate in our employee benefit plans. See “—Elements of Our Executive Compensation Program—Base Compensation” above for more information regarding Mr. Ferrari’s variable compensation.

We entered into an employee agreement with each of Mr. Curtis Allen and Ms. Wilson, effective January 1, 2024, that provides that each such named executive officer will receive variable compensation based on a percentage of our revenues, ~~contingent upon our achievement of revenue targets set by LJC,~~ and that they are eligible to participate in our employee benefit plans. See “—Elements of Our Executive Compensation Program—Base Compensation” above for more information regarding Mr. Curtis Allen’s and Ms. Wilson’s variable compensation.

We entered into an offer letter with Mr. Goodnight in June 2020 in connection with his commencement of employment with our company. Mr. Goodnight’s offer letter provides that his compensation package will be composed entirely of commission payments. In January 2024 we entered into the Goodnight Commission Agreement outlining the terms of Mr. Goodnight’s commission payments, as described above under “—Elements of Our Executive Compensation Program—Commissions.”

We also entered into an offer letter with Mr. Brandon Allen in March 2023 in connection with his commencement of employment with our company. Mr. Brandon Allen’s offer letter sets forth the terms of his initial compensation package, including annual base salary, ability to receive additional discretionary bonuses based on our company’s performance, and eligibility to participate in our employee benefit plans.

Each of Messrs. Goodnight’s and Brandon Allen’s compensation arrangements have been adjusted from time to time as determined by our chief executive officer and agreed to by each such named executive officer, based on our company’s performance, market conditions, and individual performance and as needed to remain competitive within our market and industry. For 2024, the compensation arrangements for each of Messrs. Goodnight and Brandon Allen were not subject to a written agreement, but included base salaries as described above under “—Elements of Our Executive Compensation Program—Base Compensation” and discretionary bonuses as described above under “—Elements of Our Executive Compensation Program—Bonuses.”

Tax Considerations

As a general matter, our chief executive officer, in consultation with certain other executive officers and outside advisors, reviews and considers the various tax and accounting implications of compensation programs we utilize.

Compensation Policies

We do not currently maintain any formal compensation policies due to our governance structure and the nature in which compensation is mutually determined by our named executive officers and our chief executive officer in consultation with LJC.

Material Compensation Decisions Following December 31, 2024

We entered into an employee agreement with each of Mr. Ferrari, Mr. Curtis Allen, and Ms. Wilson, effective January 1, 2025, that provides that each such named executive officer will continue to receive variable compensation based on a percentage of our revenue, and continue to be eligible to participate in our employee benefit plans.

~~We entered into an employee agreement with each of Mr. Ferrari, Mr. Curtis Allen, and Ms. Wilson, effective January~~ LJC determined ~~1, 2025,~~ that ~~provides that each such named executive officer will continue~~ 2025 variable revenue-based compensation would again be based only ~~on receive variable compensation based~~ on our gross revenues ~~and set a percentage of our revenue, contingent upon our achievement target for 2025 of revenue targets set by LJC, and continue to be eligible to participate in our employee benefit plans $585 million as the sole revenue target for 2025~~. No changes were made to the percentage of gross revenue to which each of Messrs. Ferrari and Curtis Allen is entitled in 2025 as compared to 2024, but the percentage of revenue to which Ms. Wilson is entitled in 2025 was reduced from 0.14% to 0.10% of our company’s revenue. Subject to the advance to Mr. Ferrari described below, payments will continue to be made twice a month throughout 2025~~, and will be trued up on December 15, 2025, using annual revenue estimates prepared from the books and records of our company as of such date~~. These payments will be made based on an assumed gross revenue amount for 2025 set by LJC. As of the date of this prospectus, the assumed gross revenue amount for 2025 set by LJC for purposes of calculating the twice-a-month payments is $500 million. LJC may revise such assumed gross revenue amount at its discretion during the course of the year. The total variable compensation may potentially be trued up on December 15, 2025, using annual gross revenue estimates prepared from the books and records of our company as of such date, to the extent LJC determines that additional variable compensation is payable.

~~The~~ Consistent with the terms of our 2025 employment agreement with Mr. Ferrari ~~provides that our company will advance~~, we paid Mr. Ferrari $3,000,000 of ~~the~~ his total 2025 variable compensation ~~prior to the end of~~ in January 2025 ~~with the~~. The remaining portion of ~~such~~ Mr. Ferrari’s variable compensation is payable twice a month through December 31, 2025 as set forth above, but with each such payment reduced by $125,000 to account for the January 2025 advance and with a potential final true up at year end using annual gross revenue estimates prepared from our books and records as of December 15, 2025. LJC elected this structure for 2025 in the exercise of its business judgement and taking into account factors that included the substantial growth in operations our company experienced under the executive officers’ leadership, including our successful and rapid expansion into oil and gas production and execution of our business strategy, as well as, for Mr. Ferrari, LJC’s determination that his prior pay was below market-competitive levels.

We have not implemented formal agreements, policies, or other arrangements or mechanisms to facilitate recovery of variable revenue-based compensation paid to the named executive officers in the event revenue differs from an estimated or assumed level used to calculate the variable revenue-based compensation payments made to our named executive officers throughout the year or otherwise falls below an applicable revenue target. For additional information regarding potential recovery of variable revenue-based compensation, refer to the discussion under “—Elements of Our Executive Compensation Program—Base Compensation” above.

In addition, in January 2025, we entered into an amendment to Mr. Brandon Allen’s offer letter eliminating his ability to receive annual bonuses beginning in 2025 and providing that, effective for our 2025 fiscal year and future years, any salary changes and discretionary bonuses would be payable in the sole discretion of LJC. Mr. Brandon Allen’s base salary for 2025 was increased to $575,000. Such amounts were determined by the chief executive officer in consultation with LJC and certain other of our executive officers and were agreed to by Mr. Brandon Allen.

In January 2025, we also increased Mr. Goodnight’s base salary to $460,000, as determined by the chief executive officer in consultation with LJC and certain other of our executive officers.

For our 2025 fiscal year, our company has increased the maximum company contributions to the 401(k) plan to an amount equal to up to 4% of the amount eligible participants invest in the 401(k) plan. All named executive officers remain eligible to participate on the same terms as all other employees of our company.

As described above under “—Details of Our Compensation Program—Executive Compensation Philosophy and Objectives,” the Phoenix Equity Operating Agreement was amended on April 25, 2025 to clarify that any payments of wages, consulting fees, commissions, or other cash compensation for services rendered, and the out-of-pocket costs incurred, by us for any health, welfare, retirement, fringe, or other similar benefits provided to Mr. Ferrari, whether such amounts are paid on, prior to, or following April 25, 2025, will reduce future distributions from Phoenix Equity to LJC with respect to LJC’s membership interests in Phoenix Equity. Because Mr. Ferrari holds 100% of the economic interests of LJC, the indirect impact of the amendment to the Phoenix Equity Operating Agreement is that any above-described amounts paid by us to Mr. Ferrari ultimately reduce the future distributions by us to LJC, and from LJC to Mr. Ferrari.

Executive Compensation

2024 Summary Compensation Table

The following table (the “Summary Compensation Table”) sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2024:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)		All Other Compensation ($)(4)	Total ($)
Adam Ferrari Chief Executive Officer	2024	3,135,000	—	—		19,571	3,154,571
	2023	408,334	—	—		48,395	456,729
Curtis Allen Chief Financial Officer	2024	1,567,500	—	—	(5)	12,611	1,580,111
	2023	360,355	—			29,337	389,692
	2022	196,000	—	—		—	196,000
Sean Goodnight Chief Acquisitions Officer	2024	455,000	300,000	—	(5)	6,218	761,218
	2023	483,402	—	—		19,447	502,849
	2022	364,000	—	—		—	364,000
Brandon Allen Chief Operating Officer	2024	300,000	225,000	—		9,583	534,583
Lindsey Wilson Chief Business Officer	2024	399,000	32,000	—	(5)	16,189	447,189